Letter Agreement Walthausen Select Value Fund

TO: Walthausen Funds 2691 Route 9, Suite 102 Malta, NY 12020

Dear Ladies and Gentlemen:

     You have engaged us to provide certain services to the Walthausen Select Value Fund (the “Fund”), pursuant to a Services Agreement dated January 30, 2013. Under a Services Agreement with the Fund, the Advisor receives an additional annual fee equal to 0.45% of the Fund’s average daily net assets up to $100 million, 0.25% of the Fund’s average daily net assets between $100 million and $500 million, and 0.15% of such assets in excess of $500 million and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. Effective June 1, 2015 the Advisor hereby contractually agrees to waive 0.25% of the 0.45% Services Agreement fees through May 31, 2016 applicable for Fund average daily net assets up to $100 million for the Institutional Class Shares. The Services Agreement fee waiver will automatically terminate on May 31, 2016 unless it is renewed by the Advisor. The Advisor may not terminate the fee waiver before May 31, 2016.

Very truly yours, Walthausen & Co., LLC By: /s/ Mark Hodge Print Name: Mark Hodge Title: Managing Director / Chief Compliance Officer

Acceptance: The foregoing agreement is hereby accepted.

Walthausen Funds By: /s/ Stanley M. Westhoff Jr. Print Name: Stanley M. Westhoff Jr. Title: Chief Financial Officer